FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities
Exchange Act of 1934

For the period ending March 26, 2012

Commission File Number: 0-28542

ICTS International N.V.

(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Item 2.04	Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

The Registrants, wholly owned subsidiary, Huntleigh USA Corporation, (“Huntleigh”) has incurred the default of certain covenants under its loan agreement with Newstar Business Credit (“Newstar”). The Covenants that Huntleigh has not met are the EBITDA Covenants and Fixed Charge Ratio Covenant. Before Huntleigh’s year-end audit began, Huntleigh was in compliance. Subsequently entries to the general ledger caused Huntleigh to accrue additional liabilities and expense into the year ended December 31, 2011 and thus Huntleigh went into default of these Covenants. Huntleigh notified Newstar orally in February 2012 and in writing on March 9, 2012. As of January 2012 Huntleigh was still in non-compliance. Newstar has requested an updated budget for the year ended December 31, 2012, and an estimate as to when Huntleigh would be in compliance. As of the date hereof, Newstar is not recommending any remedies and is still lending with no change in terms.

Item 9.01	Financial Statement and Exhibits
(d)	Exhibits

1. Letter dated March 23, 2012 from Newstar Business Credit to Huntleigh USA Corporation.

ICTS INTERNATIONAL N.V.

By: /s/ Ranaan Nir

      Ranaan Nir, Managing Director

Dated: March 26, 2012